Mail Stop 4561

August 27, 2008

Joseph K. Petter
President
Global General Technologies, Inc.
10120 S Eastern Avenue, Suite 200
Henderson, NV 89052

> **Re:** **Global General Technologies, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 22, 2008**
> **File No. 000-28417**

Dear Mr. Petter:

We have reviewed your filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

General

1. As previously requested, please provide us a statement in writing acknowledging:

    * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A(T). Controls and Procedures, page 28

2.   Your amended filing does not appear to address the disclosure requirements of
        Item 308T(a)(1), (2), and (3) of Regulation S-B. As previously noted in prior
        comment number 1, since you were required to file or filed an annual report for
        the prior fiscal year, it appears you are required to report on your management's
        assessment of internal control over financial reporting. Please complete your
        assessment if you have not already done so and further amend your filing to
        include management's report on internal control over financial reporting pursuant
        to Item 308T of Regulation S-B.

Evaluation of Controls and Procedures, page 28

3.   We note that in your amended 10-KSB your management has again concluded
        that disclosure controls and procedures were effective as of the end of the fiscal
        year. In our letter dated July 21, 2008, we asked you to consider whether
        management's failure to provide its report on internal control over financial
        reporting impacts its conclusion regarding the effectiveness of your disclosure
        controls and procedures as of the end of the fiscal year. Please tell us the factors
        you considered and highlight for us those factors that supported your conclusion.
        In particular, please explain how you considered the definition of disclosure
        controls and procedures provided in Rule 13a-15(e), which indicates that effective
        controls and procedures would ensure that information required to be disclosed by
        the issuer is recorded, processed, summarized and reported within the time
        periods specified in the Commission's rules and forms. In addition, as discussed
        in Compliance and Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
        management's report on Internal Control over Financial Reporting rendered your
        annual report materially deficient and also rendered the company not timely or
        current in its Exchange Act Reporting. In light of these facts, please explain how
        you could conclude that disclosure controls and procedures were effective.
        Alternatively, please further amend the 10-KSB to disclose management's revised
        conclusion on the effectiveness of your disclosure controls and procedures, i.e.,
        that DC&P were not effective as of the end of the fiscal year.

Internal Controls Over Financial Reporting, page 29

4.   You indicate that there have not been any changes in the Company's internal
        controls over financial reporting during the Company's most recent fiscal year
        that have materially affected, or are reasonably likely to materially affect, the
        Company's internal controls over financial reporting. Please note that Item
        308(c) of Regulation S-B only requires you to assess such changes during your
        most recent fiscal quarter.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant